[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2014
REGISTRATIONS BRANCH
19

SECUI 14040931 SSION

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SEC FILE NUMBER
8- 24995

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2013 (MM/DD/YY) AND ENDING 04/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Winston Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 West 47th Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Echman 212-840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil Rischall, CPA
(Name – *if individual, state last, first, middle name*)

146 Spencer Street, Suite 4014	Brooklyn	NY	11205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Echman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Winston Securities, as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DAVID S. KAPLAN
NOTARY PUBLIC, State of New York
No. 01KA4832954
Qualified in Rockland County
Commission Expires Dec. 31, 2017

Notary Public, 6/20/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2014

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER WINSTON SECURITIES CORP.
New York, New York

I have audited the accompanying financial statements of Spencer Winston Securities Corp. (a New York Corporation), which comprise the balance sheet as of April 30, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to general creditors, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Winston Securities Corp., as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, NY
June 11, 2014

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2014

ASSETS

Current Assets:		
Cash	$	813,121
Receivables from Brokers and Dealers		212,742
Securities Owned at Market Value		352,856
Due From Broker		144,177
Total Current Assets		1,522,896
Property and Equipment (Net of Accumulated Depreciation $69,458)		10,513
Other Assets:		
Deferred Tax Asset		6,559
Security Deposits		28,691
Total Other Assets		35,250
TOTAL ASSETS	$	1,568,659

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	371,638
Total Liabilities		371,638
Stockholders' Equity:		
Common Stock – No Par Value: 40 Shares Authorized, Issued and Outstanding		400
Additional Capital		57,616
Retained Earnings		1,139,005
Total Stockholders' Equity		1,197,021
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,568,659

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDING APRIL 30, 2014

Revenues:	
Commission Income	$ 2,783,720
Interest and Dividend Income	178,215
Other Income	122,875
Trading Income	94,386
Total Revenues	3,179,196
Expenses:	
Communication and Data Service	49,648
Cost of Services	477,472
Depreciation	3,285
Employee Benefits	68,851
Interest Expense	2,249
Occupancy Costs	129,296
Salaries Expense	833,757
Independent Contractor	1,136,222
Other Expenses	92,570
Total Expenses	2,793,350
Net Income Before Provision For Income Taxes	385,846
Current Income Tax Expense	67,459
Deferred Income Tax Benefit	25,231
Total Provision For Income Taxes	92,690
Net Income	$ 293,156

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING APRIL 30, 2014

Cash Flows from Operating Activities:	
Net Income	$ 293,156
Adjustments to Reconcile Net Income to Net Cash	
Provided By Operating Activities:	
Depreciation and Amortization	3,285
Change in Assets and Liabilities	
Receivables from Brokers	(55,893)
Securities Owned at Market Value	120,412
Due From Broker	(144,177)
Deferred Tax Asset	25,232
Accounts Payable and Accrued Expenses	117,522
Securities Sold Not Yet Purchased	(6,075)
Due to Broker	(200,209)
Total Adjustments	(139,903)
Net Cash Provided By Operating Activities	153,253
Cash Flows from Investing Activities:	
Purchase of Office Equipment	(5,343)
Net Cash Flows Used in Investing Activities	(5,343)
Net Increase in Cash	147,910
Cash - Beginning of the Year	665,211
Cash - End of the Year	$ 813,121

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$ 2,249

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING APRIL 30, 2014

	COMMON SHARES	STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance May 1, 2013	40	400	$ 57,616	$ 845,849	$ 903,865
Net Income				293,156	293,156
Ending Balance April 30, 2014	40	400	$ 57,616	$ 1,139,005	$ 1,197,021

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER – WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2014

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer – Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Penson Financial Services Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to, intangible assets and liabilities, depreciable lives, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash

Cash consists of a demand deposit account held at a major financial institutions and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents

For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Depreciation and Amortization

Depreciation is computed for financial reporting purposes using the straight-line method or modified accelerated cost recovery method over the following useful lives:

Furniture and Fixtures	5-7 years
Computer Equipment	5 years

Tax Uncertainties

The Company's policy is to record interest expense and penalties in operating expenses. For year ended April 30, 2014, there was no interest and penalties expense recorded and no accrued interest and penalties.

The Company's federal and state tax returns are open for examination for the years 2012, 2011 and 2010.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2014
Furniture and Fixtures	$16,754
Computer Equipment	63,217
Total Property and Equipment	79,971
Less: Accumulated Depreciation	69,458
Net Property and Equipment	$10,513

For the year ended April 30, 2014 depreciation expense was $3,285.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2014, the Company's net capital was approximately $1,095,861 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 37 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$37,500
New York State	-	10,459
New York City Tax	-	19,500

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non – contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors.

The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

NOTE 7 - COMMITMENTS

The Company conducts its operations in leased premises at two locations in New York City and one location in North Miami Beach, Florida, expiring at various dates to June 30, 2015. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Future minimum rental payments due as of April 30, 2014, are as follows:

For the Year Ending April 30,	
2015	$46,664
2016	42,006
2017	43,257
2018	7,262
Total	$139,189

For the year ended April 30, 2014 rent expense was $129,296.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through June 11, 2014, the date which the financial statements were available to be issued.

SPENCER - WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
FOR THE YEAR ENDING APRIL 30, 2014

ACCOUNT	PER UNAUDITED	PER AUDITED	DIFFERENCE	EXPLANATION
Cash	$ 813,121	$ 813,121	$ -	
Due from Broker	256,919	356,919	(100,000)	
Securities	352,856	352,856	-	
Fixed Assets	11,495	10,513	982	ADDITIONAL DEP.
Other Assets	160,481	35,250	125,231	CHANGE IN DEFERRED TAX ASSET
Total Assets	1,594,872	1,568,659	26,213	
Accrued Expenses	294,668	371,638	(76,970)	ADDITIONAL ACCRUALS
Total Liabilities	294,668	371,638	(76,970)	
Common Stock	400	400	-	
Paid in Capital	57,616	57,616	-	
Retained Earnings	1,242,188	1,139,005	103,183	MARK TO MARKET ADJUSTMENT
Ownership Equity	1,300,204	1,197,021	103,183	
Non Allowable Assets	74,881	48,668	26,213	
Haircuts	52,492	52,492	-	
NET CAPITAL	$ 1,172,831	$ 1,095,861	$ 76,970	

See Independent Auditor's Report.

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Spencer – Winston Securities Corp.
New York, NY

In planning and performing my audit of the financial statements of SPENCER – WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2014, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling his responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, New York
June 11, 2014

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Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER: Spencer Winston Securities Corp. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 West 47th Street [20]
(No. and Street)

New York [21] NY [22] 10036 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): May 1, 2013 [24]

AND ENDING (MM/DD/YY): April 30, 2014 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Oscar Echman [30]

(Area Code) — Telephone No.: (212) 840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO X [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT ✓ [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 16th day of June 20 14

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Rischall, Neil D. [70]

ADDRESS

146 Spencer Street, Suite 4014 [71]	Brooklyn [72]	NY [73]	11205 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. **N 3** 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/2014 99
SEC FILE NO. 8-24995 98
Consolidated [ ] 198
Unconsolidated [x] 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 813,121	200			$ 813,121	750
2. Receivables from brokers or dealers:						
A. Clearance account	212,742	295				
B. Other	144,177	300	$	550	256,919	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	349,951	424				
E. Spot commodities		430			349,951	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440	2,905	610	2,905	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	10,513	680	10,513	920
11. Other assets		535	35,250	735	35,250	930
12. TOTAL ASSETS	$ 1,519,991	540	$ 48,668	740	$ 1,568,659	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2014

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▼13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other ▼10		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	371,638	1205		1385	371,638	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 ▼12		1390 ▼14		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 371,638	1230	$	1450	$ 371,638	1760

Ownership Equity

		Total	
21. Sole Proprietorship		▼15 $	1770
22. Partnership (limited partners)	▼11 ($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		400	1792
C. Additional paid-in capital		57,616	1793
D. Retained earnings		1,139,005	1794
E. Total		1,197,021	1795
F. Less capital stock in treasury		▼16 ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 1,197,021	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,568,659	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2014

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	1,197,021	3480
2. Deduct ownership equity not allowable for Net Capital			[19]	( )	3490
3. Total ownership equity qualified for Net Capital				1,197,021	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	1,197,021	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 48,668	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(48,668)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			[20] $	1,148,353	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	[18]	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	52,492	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(52,492)	3740
10. Net Capital			$	1,095,861	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	24,629	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	895,861	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	958,880	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	369,812	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	369,812	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	33.74	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/13 [3932] to 04/30/14 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	53,838	3935
b. Commissions on listed option transactions	▼25	1,134,673	3938
c. All other securities commissions		1,208,519	3939
d. Total securities commissions		2,397,030	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		94,386	3952
4. Profit (loss) from underwriting and selling groups	▼26		3955
5. Revenue from sale of investment company shares		386,690	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		301,090	3995
9. Total revenue	$	3,179,196	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		300,000	4120
11. Other employee compensation and benefits		469,951	4115
12. Commissions paid to other broker-dealers		384,919	4140
13. Interest expense		2,249	4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		13,794	4195
15. Other expenses		1,677,627	4100
16. Total expenses	$	2,848,540	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	330,656	4210
18. Provision for Federal income taxes (for parent only)	▼28	37,500	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	293,156	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	15,912	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/13 to 04/30/14

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 903,865	4240
A. Net income (loss)			293,156	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 1,197,021	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ -0-	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ -0-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2014

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Southwest Securities [4335] x [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

SPENCER WINSTON SECURITIES CORP.
45 WEST 47TH STREET
NEW YORK, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from May 1, 2013 to April 30, 2014, which were agreed to by Standard Stockbrokerage Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, In., SIPC solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation. Standard Stockbrokerage Co. Inc.'s management is for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended April 30, 2014, with the amounts reported in Form SIPC-7T for the period from May 1, 2013 to April 30, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

NEIL RISCHALL
Certified Public Accountant

Brooklyn, NY
June 11, 2014